Pacific Capital Bancorp
                             -----------------------
August 3, 2007


United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:    Paul Cline
         Senior Accountant

         Mike Volley
         Staff Accountant

Re:      Pacific Capital Bancorp
         Form 10-K for Fiscal Year Ended December 31, 2006
         Filed August 3, 2007
         File No. 000-11113

Dear Messieurs Cline and Volley:

We wish to confirm Pacific Capital Bank's commitment to comprehensively address all of the issues identified in the SEC Comment Letter dated June 27, 2007. The Bank's management group has developed responses to each of the items in the letter and has begun incorporating many of the recommendations in the 10-Q to be filed for second quarter on August 9th, 2007.

However, due to extraordinary circumstances occurring in the second quarter we are requesting an additional 30 days to complete our response. In the past 90 days the three highest level employees in the Accounting and Finance function, the Controller, the Director of Finance, and the Chief Financial Officer have all departed from the organization. Additionally, due to accounting errors discovered recently, we are in the processes of restating first quarter earnings and filing an amended 10-Q for first quarter. I have been named the interim Chief Financial Officer while the Bank completes a national search for a new CFO.

The additional 30 days would allow the Bank to continue an iterative quality assurance exercise between the Bank, our outside legal counsel, and its external auditors, to make certain all items identified by the SEC have been thoroughly and completely addressed and remediated.


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Thank you in advance for your prompt attention to our request for an extension of time for response.

Sincerely,



Bradley Cowie
SVP Interim Chief Financial Officer & Chief Risk Officer


Cc:   Pacific Capital Bancorp
            George S. Leis, President and CEO
            Fred Clough, General Counsel
            Richard A. Nightingale, Chairman of the Audit Committee Brad Brown, Director of Internal Audit
            Susan C. Thompson, Controller
      Ernst & Young LLC
            Bill Browning, Engagement Partner
            Gregory O'Coyne, Engagement Manager
      Manatt, Phelps & Phillips, LLP
            Blase Dillingham, Partner
            T.J. Mick Grasmick, Partner